Exhibit 99.1

Yandex and Sberbank Join Forces to Boost eCommerce Development

Moscow, Russia and Amsterdam, the Netherlands, August 9, 2017. Yandex and Sberbank announced today that the two companies have signed a non-binding term sheet to form a joint venture based on the Yandex.Market platform. The companies intend to combine the technological capabilities of Yandex and the infrastructure and technologies of Sberbank to develop a leading eCommerce ecosystem. The non-binding term sheet provides that Sberbank would invest 30 billion rubles (approximately $500M) into Yandex.Market, valuing it at 60 billion rubles (approximately $1B) on a post-money basis, before taking into account any potential future synergies. The two partners will own equal stakes in the joint venture. Up to ten percent of the company's shares will be allocated for an equity incentive pool for Yandex.Market management and employees.

Yandex.Market will continue to operate under the current management team led by Maxim Grishakov, its Chief Executive Officer. He will join the board of directors of Yandex.Market, which will also include three other representatives from Yandex and three representatives from Sberbank.

“This proposed joint venture will create new benefits for our users. Sberbank’s banking and payments infrastructure will help us develop simple and secure payment solutions on the Yandex.Market platform and will allow us to introduce new features, such as consumer lending,” said Maxim Grishakov, CEO of Yandex.Market. “The proposed investment will strengthen Yandex.Market’s position in the eCommerce segment allowing us improve our logistics capabilities, accelerate the wide-scale introduction of “Checkout on Yandex.Market” and enhance our value proposition to domestic and international merchants,” added Maxim Grishakov.

“Sberbank’s role and contribution in the creation of the leading eCommerce player are important to the development of the Sberbank ecosystem, in addition to the economy as a whole. This partnership opens up new opportunities for Russian producers, eCommerce players, and small and medium businesses, unlocks opportunities for Russian exports abroad, and creates a new channel for international participants in the market. We’ve experienced successful cooperation with Yandex in other areas and we are excited to expand our partnership into this new strategic direction,” said Herman Gref, President and Chairman of the Board of Sberbank of Russia, and a member of the board of directors of Yandex N.V.

“Over 17 years ago we began developing eCommerce services simultaneously with our first search services. During this time, Yandex.Market has changed the way consumers select and buy products online. eCommerce is rapidly changing and today it's more critical than ever to provide consumers with the ability to buy products on one site from multiple sources in a single, seamless transaction. We are at the center of this transition and we believe that this partnership with Sberbank will allow us to create substantial value,” said Arkady Volozh, Chief Executive Officer of Yandex.

Yandex.Market is one of the largest players in the Russian eCommerce market, with over 100 billion rubles GMV in 2016. Yandex.Market serves a monthly audience of over 20 million users,

giving them access to over 20,000 domestic and international merchants and 150 million product offerings.

Sberbank and Yandex have signed a non-binding term sheet with respect to the proposed joint venture.  The transaction remains subject to the negotiation of definitive documentation and the completion of Sberbank’s due diligence. If and when definitive documents are signed, the transaction will be subject to regulatory approval in the Russian Federation.  The parties anticipate that the transaction will close by the end of 2017. There can be no assurance that the transaction will ultimately close.

For press inquiries, please contact:

Yandex press office

Ekaterina Lebedeva, Asya Melkumova

+7 495 739-70-00

pr@yandex-team.ru

Sberbank press office

Alexander Baziyan

+7 495 957-57-21

media@sberbank.ru

About Yandex

Yandex (NASDAQ:YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 17 offices worldwide, has been listed on the NASDAQ since 2011.

About Sberbank:

Sberbank is Russia’s largest bank and a leading global financial institution. Sberbank holds almost one third of aggregate Russian banking sector assets, it is the key lender to the national economy and the biggest deposit taker in Russia. The Central Bank of the Russian Federation is the founder and principal shareholder of Sberbank owning 50% of the Bank's authorized capital plus one voting share, with the remaining 50% held by domestic and international investors. Sberbank has more than 145 million customers in 22 countries. Sberbank has the largest distribution network in Russia with almost 15,000 branches, and its international operations include UK, US, CIS, Central and Eastern Europe, India, China, Turkey and other countries.

The Bank holds the general banking license No.1481 issued by the Bank of Russia. Official websites of the Bank: www.sberbank.com (Sberbank Group website), www.sberbank.ru.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding the closing of the proposed joint venture and the potential financial and operational development of the Yandex.Market business. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, the risk of failure to reach agreement on definitive documentation, obtain required regulatory approvals and close the proposed transaction; macroeconomic and geopolitical developments affecting the Russian economy; competitive pressures, changes in user preferences, changes in the political, legal and/or regulatory environment, technological developments, as well as those risks and uncertainties included under the captions "Risk Factors" and "Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2016, which is on file with the U.S. Securities and Exchange Commission (SEC) and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release is as of August 9, 2017, and Yandex undertakes no duty to update this information unless required by law.